THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02 AUG -6

[redacted]

DEPOSITAR

02049043

101 BARCLAY STREET, NEW YORK, N.Y. 10286

July 23, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Mitsubishi Corporation (file # 82-3784)

Dear Sirs/Madam:

On behalf of Mitsubishi Corporation, we are forwarding a copy of the following document with respect to the issuer's obligations pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934:

- Notice of Stock Acquisition Rights dated July 17, 2002

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Very Truly yours,

S. Sumikawa

dlw 8/6

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

Notice

Stock Acquisition Rights • Shinkabu-Yoyaku-ken• •

July 17• 2002

Mitsubishi Corporation the Company• • hereby makes the following announcement• at the Meeting of the Board of Directors of the Company held on the date first written hereof, the Board of Directors decided the details of stock acquisition rights to be issued as stock option (the "Stock Acquisition Right(s) ") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 2002 Annual General Meeting of Shareholders of the Company dated June 27, 2002.

• • Name of the Stock Acquisition Rights• •
Mitsubishi Corporation, 2002 Stock Acquisition Rights • Shinkabu-Yoyaku-ken• •

• • Issue date of Stock Acquisition Rights • •
August 15,2002

• • Total number of Stock Acquisition Rights to be issued• •
1,204 Stock Acquisition Rights
The number of shares to be issued per Stock Acquisition Right shall be 1,000.

• • Issue price of Stock Acquisition Rights• •
Issued in gratitude

• • Class and number of shares to be issued for the purpose of issuing Stock Acquisition Rights (the "Exercise Price") • •
1,204,000 shares of the Company's common stock

• • The amount to be paid upon exercise of Stock Acquisition Rights • •
To be determined on August 15,2002

• • Total paid-in value of the common stock of Company to be issued or transferred upon exercise of all the Stock Acquisition Rights :
To be determined on August 15,2002

• • Exercise period
From June 28, 2004 through June 27, 2012

• • Issuance of Stock Acquisition Rights Certificate• •
Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Rights Holders request such issuance• •

10• Capitalization of exercise price• •
The Exercise Price shall be credited to capital stock account and non-capital stock account.• The portion of Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such adjustment will be round up to the nearest yen).

11• Place of exercise
HR & Administration Dept, Mitsubishi Corporation

12• Paying agent
The Mitsubishi Trust and Banking Corporation

13• Dividend for shares to be issued upon exercise of the Stock Acquisition Rights• •
The Company will pay the full amount of an annual dividend or interim dividend (being a cash distribution pursuant to Article 293-5 of the Commercial Code), if any, on the Shares issued upon

exercise of the Stock Acquisition Rights for a dividend accrual period (currently, a six-month period ending on 31st of March and 30th of September of each year) during which the relevant stock subscription date falls as if that exercise had taken effect at the beginning of such dividend accrual period.

14• Treatment in the case of the Company becoming a wholly-owned subsidiary• •
In the case of the Company becoming a wholly-owned subsidiary of another corporation by way of share exchange (kabushiki-kokan) or share transfer (kabushiki-iten), then the Company may cause its obligation for individuals who will be allotted the Stock Acquisition Rights to be taken over by another corporation which will wholly-own the Company.

15• Individuals who will be allotted the Stock Acquisition Rights
The Directors, Executive Officers and certain other senior employees of the Company, 61 persons in total.

(1) Date of resolution of the Board of Directors of the Company that decided the proposal at the 2002 Ordinary General Meeting of Shareholders of the Company• May 15,2002
(2) Date of resolution of the 2002 Ordinary General Meeting of Shareholders of the Company• June 27,2002

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

July 23, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: All Nippon Airways Co., Ltd. - File No. 82-1569

To Whom It May Concern:

At the request of All Nippon Airways Co., Ltd., enclosed please find the following documents:

- ANA Orders 14 New Boeing Aircrafts dated July 23, 2002

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of All Nippon Airways, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely yours,

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel#: (212) 815-2042
Fax#: (212) 571-3050
Email: ssumikawa@bankofny.com

ANA Orders 14 New Boeing Aircraft

TOKYO, July 23, 2002 – All Nippon Airways (ANA) announced its decision to purchase five Boeing 777-300 and nine 767-300ER aircraft to renew its fleet for increased efficiency and reduced variation. Aircraft delivery will take place between fiscal year 2004-2006 with strategic emphasis on the company's domestic operations.

ANA's aircraft renewal plan will also include the retirement of its entire fleet of eight B747-100s (SR), two B747-200s (LR), eight B767-200s and seven A321s gradiently by the end of fiscal year 2006 to make way for a younger generation with significantly lower maintenance and operating costs. As a result, aircraft variations* will be reduced from the current eight types to only four (747-400, 777-300, 777-200, 767-300) over this period.
*Excluding narrow-body aircraft type

"Our fleet plans are a clear signal to the competition that we're going to maintain a position of leadership in the domestic market," said Yoji Ohashi, ANA's president and CEO. "These aircraft will increase the company's flexibility to respond to changing requirements in air transport and are consistent with our goal to be the leader in Asia by providing the most comfort in the sky.

ANA was a 777 launch customer and participated in the "Working Together" program at Boeing, the basis of the design for the B777-200. ANA was the first carrier in Asia to operate the 777 and first in the world to fly all three variations of the aircraft. ANA has the largest 767 fleet of any non-U.S. carrier.

A summary of the plan is as follows:

	Boeing 777-300	Boeing 767-300ER
Delivery (fiscal year)	2004 – 2006	2004 – 2006
Number of aircraft	Five	Nine

An "Aircraft Type Comparison" is attached.

Contact: Fred Tanaka, Public Relations: tel. 81(0)3-5756-5683 or f.tanaka@ana.co.jp

###

Aircraft Type Comparison

	B777 - 300	B767-300ER
Width (m)	60.9	47.6
Length (m)	73.9	54.9
Height (m)	18.5	15.9
Number of Seats	525	288
Maximum Take-off Weight (ton)	234	181
Cruise Speed (km/h)	890	870
Range (km)	4,500	10,500
Fuel Tank Capacity (kl)	172	91
Engine	PW4090	CF6-80C2B6F
Engine Thrust (kg) ×Number of Engines	40,770×2	27,500×2